EXHIBIT 99.1

SECURED INCOME L.P.
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Sponsored by Affiliates of:                                 P.O. Box 7090
WILDER RICHMAN CORPORATION                                  Troy, MI  48007-7090
                                                            (888) 594-1397
                                                            (248) 614-4536 FAX

June 26, 2000

STATEMENT TO INVESTORS

Re: Secured Income L.P. (the "Partnership")

Dear Unit Holder:

            As you may know, a tender offer to purchase up to 45.84% of the outstanding Units of Secured Income L.P. (the "Partnership") at a price of $15.75 per Unit has been announced by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Offer").

            The Partnership has filed with the Securities and Exchange Commission a statement on Schedule 14D-9 relating to the Offer. A copy of that
Schedule 14D-9, which you should read carefully, is enclosed with this letter.

            As set forth in the Schedule 14D-9, the Partnership and the General Partners of the Partnership are making no recommendation as to whether Unit Holders should tender their Units in response to the Offer.

            In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information. Considerations that could affect your decision may include, but are by no means limited to, the following:

      o The Partnership understands that tender offers for Units other than the Offer have been made in recent years by other parties, and that within the past 12 months Units have been sold in private transactions, including other tender offers, at prices ranging up to $8.60 per Unit.

      o As a result of a recent refinancing of mortgages on the Westmont property owned by Columbia Westmont Associates L.P., one of the partnerships in which the Partnership is invested, the Partnership expects to make a distribution of approximately $8.35 per Unit from the proceeds of such refinancing on or about July 31, 2000 to holders of record of Units as of June 30, 2000. The Partnership understands that Unit Holders who tender their Units in response to the Offer will receive the Offer price of $15.75 per Unit but not the $8.35 per Unit distribution. If such distribution is made prior to the closing of the Offer, the amount of the distribution will be deducted from
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            the $15.75 Offer price. A Unit Holder that does not tender will in any event receive a distribution of approximately $8.35 per Unit.

      o As the Offer is for only for a maximum of 45.84% of the Units and could be for fewer Units if necessary to avoid adverse tax consequences to the Partnership, Unit Holders who tender in the Offer will have less than all of their tendered Units purchased if the Offer is over-subscribed.

            The foregoing are only some of the considerations that may be relevant to Unit Holders. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9, which you should read carefully in its entirety.

            You should also bear in mind that no immediate decision by you is required. The Offer states that tenders of Units will be accepted until 12:00 midnight, New York City time, on July 25, 2000 unless such date is extended. All Unit Holders are advised to carefully consider the Offer.

                                       Very truly yours,

                                       SECURED INCOME L.P.

                                       By: Wilder Richman Resources Corporation,
                                           General Partner


                                           Gina S. Scotti

                                           Gina S. Scotti
                                           Secretary